MEMBERS OPERATING AGREEMENT

OF

CLEAN BITE, LLC

A Pennsylvania Limited Liability Company

Dated as of February 27, 2018

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, OR UNDER THE SECURITIES LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS IS RESTRICTED AS STATED IN THIS OPERATING AGREEMENT, AND IN ALL EVENTS IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION MAY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMMENDED BY THE JUMPSTART OUR BUSINESS STARTUPS ACT (JOBS ACT) ENACTED APRIL 5, 2012 AND THERE AFTER DEFINED BY THE SECURITIES AND EXCHANGE COMMISSION AND ANY APPLICABLE STATE SECURITIES LAWS. BY THE EXECUTION OF THIS AGREEMENT AND THE ACQUISITION OF THE MEMBERSHIP INTEREST REPRESENTED HEREBY, THE MEMBER REPRESENTS, <u>INTER ALIA</u>, THAT IT IS ACQUIRING ITS MEMBERSHIP INTERESTS FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION AND THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS MEMBERSHIP INTERESTS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

OPERATING AGREEMENT

OF

CLEAN BITE, LLC

This Operating Agreement of Clean Bite, LLC (the "Company"), a limited liability company organized under the laws of the Commonwealth of Pennsylvania, is made as of this 7th day of February 2018 ("Effective Date"), by and among the Persons who are signatories hereto.

NOW, THEREFORE, in consideration for the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions.   For purposes of this Agreement, the following terms not defined elsewhere have the following meanings:

"Act" means the Pennsylvania Limited Liability Company Act, as amended from time to time.

"**Advisory Board"** has the meaning set forth in Section 5.11.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person. For the purpose of this definition, the term "control" means, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether by ownership of voting securities or otherwise.

"Agreement" means this Operating Agreement.

"Aggregate Capital Contributions" means, with respect to each Class of Units owned by a Member, the sum of all Capital Contributions made by such Member. The amount of each Member's Aggregate Capital Contributions as of the date of this Agreement, with respect to each Class of Units owned by such Member, is set forth on Exhibit B hereto.

"Bankrupt" means a Person (a) that (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or

(vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of such Person's or of all or any substantial part of such Person's properties; or (b) against which a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law has been commenced and 120 days have expired without dismissal thereof or with respect to which, without such Person's consent or acquiescence, a trustee, receiver, or liquidator of such Person or of all or any substantial part of such Person's properties has been appointed and 90 days have expired without such appointment having been vacated or stayed, or 90 days have expired after the date of expiration of a stay, if such appointment has not previously been vacated. The "*Bankruptcy*" of a Person means an event as a result of which such Person becomes a Bankrupt.

"Board of Managers" has the meaning set forth in Section 5.1.

"Business Day" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the Commonwealth of Pennsylvania are closed.

"Capital Account" means, with respect to any Member, the account established and maintained for such Member pursuant to Section 704(b) of the Code and the Regulations thereunder.

"Capital Contribution" means the amount of money and the fair market value of any property contributed to the Company by a Member (net of any liabilities to which such property is subject or that are assumed by the Company in connection with such contribution).

"Certificate" has the meaning set forth in Section 2.1.

"Certificates" has the meaning set forth in Section 3.1(c).

"**CEO**" has the meaning set forth in Section 6.4.

"Code" means the Internal Revenue Code of 1986, as it may be amended or replaced from time to time.

"Company" has the meaning set forth in the preamble hereto.

"**Depreciation**" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period for federal income tax purposes, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"Dissolution" has the meaning set forth in Section 11.2.

"Distributable Cash" has the meaning set forth in Section 9.1.

"Effective Date" has the meaning set forth in the preamble hereto.

"**Exempt Income**" shall mean any income and gain of the Company that is exempt from federal income tax.

"**Fair Value**" has the meaning set forth in Section 12.4.

"GAAP" means U.S. generally accepted accounting principles for financial statements prepared on an accrual basis consistently applied.

"Gross Asset Value" shall mean with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of contribution, as determined by the contributing Member and the Company;

(b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as determined in good faith by the Board of Managers as of the following times:

(i)   the acquisition of an additional interest in the Company by any new or existing Member in exchange for services or more than *de minimis* of Capital Contribution;

(ii)   the distribution by the Company to a Member de minimis amount of assets as consideration for an interest in the Company; and

(iii)   the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), but not a termination of the Company pursuant to Section 708(b)(1)(B) of the Code.

(c)   The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution; and

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m). If the Gross Asset Value of an asset has been determined or adjusted pursuant to (a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Indemnitee" has the meaning set forth in Section 14.1(d).

"**Interest Value**" has the meaning set forth in Section 12.4.

"OPO" means an online public offering of any equity securities of the Company or any successor entity (including a successor formed for the purpose of effecting such offering) (such entity being the "Issuer") pursuant to an effective registration statement under the Securities Act.

"Liquidity Event" means (i) a Dissolution, (ii) the acquisition by a third party of Units of the Company representing more than fifty percent (50%) of the aggregate Percentage Interests of the Company by means of any transaction or series of related transactions with the Company and/or its equity holders (including without limitation any equity purchase, reorganization or merger but excluding any merger effected exclusively for the purpose of changing the domicile of the Company or for the purpose of converting the Company into a C corporation), or (iii) the sale of all or substantially all of the assets of the Company.

"Majority Selling Members" has the meaning set forth in Section 12.4.

"Majority Vote" means the vote, consent or approval of Members (or any Class of Members, as applicable) entitled to cast more than 50% of the votes entitled to be cast by all Members (or any Class of Members, if applicable) on matters presented to the Members (or any Class of Members, if applicable) or, where reference is made to a specific matter, by the Members entitled to vote, consent to, or otherwise participate in the decision on such matter.

"Manager" has the meaning set forth in Section 5.1.

"Member" means any Person executing this Agreement as a member as of the Effective Date of this Agreement or hereafter admitted to the Company as a member as provided in this Agreement but does not include any Person who has ceased to be a member in the Company.

"Membership Interest" refers to a Member's right, title and interest in the Company and includes a Member's rights to share in Profits and Losses, receive distributions (including a Member's right to receive distributions upon a Liquidity Event), and vote on, consent to or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement and the Act.

"**Nondeductible Expenditure**" shall mean an expenditure described in Code Section 705(a)(2)(B) or treated as such an expenditure under Regulations Section 1.704-1(b)(2)(iv)(i).

"Offer" has the meaning set forth in Section 12.2(b)(i).

"Partially Adjusted Capital Account" means, with respect to any Member and any fiscal year, the Capital Account of such Member at the beginning of such fiscal year, adjusted for all contributions and distributions during such year and all special allocations pursuant to Section 8.5 of this Agreement with respect to such fiscal year, but before giving effect to any allocations of Profits or Losses for such fiscal year pursuant to Section 8.2. In the event all or a portion of an interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Partially Adjusted Capital Account of the transferor to the extent it relates to the transferred interest.

"Percentage Interest" means, with respect to each Member, the percentage equal to the number of Units owned by such Member divided by the total number of Units owned by all of the Members.

"Permitted Transferee" of a Member (a) which is not a natural person, means (i) a partner, shareholder, or member of such Member, or (ii) a wholly-owned subsidiary of such Member, or (iii) a wholly-owned subsidiary of such partner, shareholder or member of such Member, so long as it remains such or (b) who is a natural person, means such Member's lineal descendants, his or her parents, spouse, siblings, and lineal descendants of any thereof, and any family limited partnership, trust or other fiduciary or other entity primarily for the benefit of such individual Member or such individual Member's lineal descendants or his or her parents, spouse, siblings, or lineal descendants of any thereof.

"Person" means any person, firm, corporation, partnership, limited liability company, limited liability partnership, association, trust, estate, custodian, nominee, joint venture, foreign business organization or other individual or entity.

"Proceeding" has the meaning set forth in Section 14.1(d).

"Profits and Loss(es)" have the respective meanings set forth in Section 8.1.

"Regulations" means the final or temporary regulations promulgated from time to time by the United States Treasury Department under the Code.

"**Remaining Members**" has the meaning set forth in Section 12.4.

"Required Records" has the meaning set forth in Section 10.1.

"Securities Act" means the Securities Act of 1933, as amended.

"Selling Member" has the meaning set forth in Section 12.2(b)(i).

"**Take-Along Notice**" has the meaning set forth in Section 12.5.

"**Take-Along Rights**" has the meaning set forth in Section 12.5.

"Target Capital Account" means, with respect to any Member and any fiscal year of the Company, an amount equal to the hypothetical distribution such Member would receive if all Company assets were sold for cash equal to their Gross Asset Values, all Company liabilities were satisfied to the extent required by their terms (limited, with respect to any nonrecourse liability to the Gross Asset Value of the assets securing each such liability), and the net assets of the

Company were distributed in full to the Members in accordance with Article IX, all as of the last day of such fiscal year. In the event all or a portion of an interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Target Capital Account of the transferor to the extent it relates to the transferred interest.

"Tax Percentage" has the meaning set forth in Section 9.2(c).

"Units" has the meaning set forth in Section 3.1.

"Voting Percentage" means, with respect to each Member, the percentage equal to the number of Voting Units owned by such Member divided by the total number of Voting Units owned by all of the Members.

ARTICLE II

FORMATION OF LIMITED LIABILITY COMPANY

Section 2.1   Formation. The Company was formed as a limited liability company under the laws of the Commonwealth of Pennsylvania on January 20, 2010 by the filing of a Certificate of Formation ("Certificate") with the Office of the Secretary of Commonwealth of Pennsylvania.

Section 2.2   Name. The name of the Company is Clean Bite, LLC, and all business of the Company shall be conducted in such name or such other name as determined by the Board of Managers.

Section 2.3   Purpose. The principal purpose of the Company is as to own, license and otherwise commercialize [describe technology]. The Company may also engage in any other lawful business permitted by the Act or the laws of any jurisdiction in which the Company may conduct its business. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or for the furtherance of the purposes of the Company.

Section 2.4   Office. The Company's principal place of business, registered office and registered agent shall be as determined by the Board of Managers from time to time. The Company may have, in addition to such office, such other offices and places of business at such locations, both within and outside of the Commonwealth of Pennsylvania, as the Board of Managers may from time to time determine.

Section 2.5   No State Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than Federal and, to the extent permitted, state tax purposes, and this Agreement shall not be construed to produce a contrary result.

ARTICLE III

MEMBERS AND MEMBERSHIP INTERESTS

Section 3.1   Units.

(a)   Membership Interests in the Company shall be designated as units ("Units"). As of the Effective Date, the Company is authorized to issue 1,000,000 Units.

(b)   The Members shall be entitled to one vote per each such Unit held.

(c)   Additional Units, having such relative rights, powers, preferences and duties, including, Units with rights, powers, preferences and duties senior to existing Units may, from time to time, be created and issued by the Company as determined by the Board of Managers, without consent or approval of the Members, with a singular exception. To counteract subsequent percentage dilution of present Members by creating new Units, their equity's value must be maintained or exceeded in valuation, otherwise Article XIV, Section 14.10 shall prevail.

(d)   The Units shall not be represented by certificates ("Certificates").

Section 3.2   Liability of Members. No Member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid Capital Contributions such Member has agreed to make to the Company. No Member shall be required to make any loans to the Company, except as may be agreed between a Member and the Company, with the approval of the Board of Managers. The Company shall indemnify and hold harmless a Member if such Member becomes or is alleged to be liable, notwithstanding the first sentence of this Section 3.2, for any debt, liability, contract or other obligation of the Company, except to the extent expressly provided in the first sentence of this Section 3.2.

Section 3.3   Lack of Authority. No Member (other than a Member who is, and who is acting in the capacity of and within the scope of authority of, a Manager) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

Section 3.4   Withdrawal. A Member does not have the right to withdraw from the Company as a Member, except as provided in Article XIII.

ARTICLE IV

MEETINGS OF MEMBERS

Section 4.1   Annual Meetings; Special Meetings. An annual meeting of the Members, commencing in 2010, shall be held within four months following the end of the immediately prior fiscal year of the Company. Subject to Section 5.2 hereunder, at each annual meeting, the Voting Members shall elect a Board of Managers and the Members shall transact such other business as may properly be brought before the meeting. Unless otherwise prescribed by statute, a special meeting of the Members may be called for any purpose or purposes by the Board of Managers of the Company or a Majority Vote of the Voting Members. Only business within the purpose or purposes described in the notice of special meeting of Members may be conducted at such meeting.

Section 4.2   Place of Meetings. Meetings of Members shall be held at such places, within or outside of the Commonwealth of Pennsylvania, as may from time to time be fixed by the Board of Managers or as shall be specified or fixed in the respective notices thereof.

Section 4.3   Notice of Meetings. Written notice stating the place, day and hour of each meeting of the Members and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 5 nor more than 45 days before the date of the meeting, either personally or by mail, telegram, express courier or telefax or similar communication, by or at the direction of the Person(s) calling the meeting, to each Member entitled to vote at the meeting.

Section 4.4   Quorum of and Action by Members. A meeting of the Members shall not be organized for the transaction of business unless a quorum is present. At each meeting of Members, the presence of holders representing a Majority Vote of the Voting Members, represented in person or by proxy, shall constitute a quorum for the transaction of business. The Members represented in person or by proxy at a meeting of Members at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by the holders of a majority of the Voting Units represented in person or by proxy at that meeting. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally convened.

Section 4.5   Voting by Members. Except as otherwise provided herein, with respect to any matter, a Majority Vote represented at a meeting in person or by proxy shall be required to constitute an act of the Members with respect to such matter. At any meeting of the Members, every Member having the right to vote shall be entitled to vote either in person or by proxy executed in writing by such Member. A telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member, shall be treated as an execution in writing for purposes of this Section 4.5. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable, and the proxy is coupled with an interest. Each proxy shall be delivered to the Board of Managers prior to or at the time of the meeting.

Section 4.6   Action Without a Meeting; Telephone Meetings. Any action required by the Act or this Agreement to be taken at any annual or special meeting of the Members, or any action which may be taken at any annual or special meeting of Members, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken shall be signed by the Member or Members, holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to take such action, were present and voting. A telegram, telex, cablegram or similar transmission by a Member, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Member shall be regarded as signed by the Member for purposes of this Section 4.6. Subject to the provisions of applicable law and this Agreement regarding notice of meetings, Members may participate in and hold a meeting by using conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a telephone meeting pursuant to this Section 4.6 shall constitute presence in person at such meeting, except when a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

ARTICLE V

MANAGEMENT

Section 5.1   Management of the Company. The business and affairs of the Company shall be managed under the direction of the Board of Managers (the "Board of Managers"), consisting of [five (5)] members (each such member, a "Manager"). The Board of Managers shall exercise all such powers of the Company and do all such lawful acts and things as are directed or required to be exercised and done by the Act, the Certificate, or this Agreement, including without limitation the power to elect and appoint officers of the Company, to grant general or limited authority to officers, employees, and agents of the Company, to sign, on behalf of the Company, deeds, mortgages, bonds, contracts, or other instruments, and, in general, the power to perform all duties pertaining to the conduct of the business of the Company. Each Manager shall have one vote on all matters determined by the Board of Managers. The Board of Managers shall elect an Executive Chairman who initially shall be John Gallagher.

Section 5.2   Election of Managers. In any election of Managers, the candidates receiving the highest number of votes from the holders of Voting Units, up to the number of Managers to be elected, shall be elected as Managers. Cumulative voting shall not be permitted in the election of Managers. Persons elected to serve on the Board of Managers shall serve until the next annual meeting of Members and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The initial Board of Managers of the Company is as set forth on Exhibit C hereto. For as long as it continues to own any Units, [Investor] shall have the right to have one observer attend all meeting of the Board of Managers. As a condition to serving as a Manager, any person so elected as a Manager shall agree in writing to be bound by the confidentiality provisions of this Agreement.

Section 5.3   Required Consent of the Class A Members. Notwithstanding any other provision of this Agreement to the contrary, for as long as the [Investor] owns [at least thirty percent (30%)] of the Percentage Interests, without the written consent of the [Investor], the Board of Managers shall not have the right, power or authority to do or cause the Company to, and the Company shall not, do any of the following:

(a)   engage in or consummate any merger, consolidation, business combination of any type or recapitalization, or any sale, pledge or exclusive license of all or substantially all of the assets of the Company;

(b)   file a petition under the federal or any state bankruptcy act or any other insolvency law, or admit in writing, or take any other action, to declare the Company as Bankrupt;

(c)   perform any act which would cause the Company to be deemed an association taxable as a corporation for federal income tax purposes;

(d)   amend the Certificate, or take any action to arrange for, or commence the liquidation or dissolution of the Company;

(e)   amend this Agreement or waive any of the Company's rights under this Agreement;

(f)   create any debt obligation, except for debt obligations of no more than $10,000,000 as authorized by the Board of Managers;

(g)   enter into any purchase or lease obligation, or agreement, requiring the payment by the Company of an amount in excess of $10,000,000;

(h)   make any loans to, or enter into any other transaction or agreement with, any of the Company's Members, Managers, officers or employees, or any Affiliates of any of the Company's Members, Managers, officers or employees, other than agreements relating to such Persons service as a Manager, officer or employee of the Company.

Section 5.4   Resignations; Removal; Filling of Vacancies. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Manager may be removed, with or without cause, by a Majority Vote of the Members. Any vacancy on the Board of Managers resulting from the death, resignation or removal of a Manager shall be filled by a Majority Vote of the Members. A Manager elected to fill a vacancy shall be elected to serve until the next annual meeting of the Members and until his or her successor shall have been duly elected and qualified.

Section 5.5   Transactions With Interested Persons. Subject to the provisions of Section 5.3(j), no transaction between the Company and one or more of its Members, Managers or officers or between the Company and any other business entity in which one or more of its Members, Managers or officers has an interest shall be void or voidable solely for this reason if (a) the material facts as to the transaction are disclosed or are known to the Board of Managers and the contract or transaction is specifically approved in good faith by the Board of Managers or (b) the transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Board of Managers or the Members.

Section 5.6   Liability of Managers. No Manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. No Manager shall be personally liable for the return of any Capital Contributions to a Member, and no Manager shall have any liability to the Company or to any Member for any loss, cost or expense suffered or incurred by the Company or its Members that arises out of or relates to any action or inaction of such Manager if such action or omission to act was undertaken in good faith and such course of conduct did not constitute gross negligence or self-dealing on the part of such Manager.

Section 5.7   Meetings.

(a)   Unless otherwise required by law or provided in the Certificate or this Agreement, a majority of the Managers in office shall constitute a quorum for the transaction of business of the Board of Managers, and the affirmative vote of a majority of the votes of the Managers present at a meeting at which a quorum is present shall be the act of the Board of the Managers. A Manager who is present at a meeting of the Board of Managers at which action on any Company matter is taken shall be presumed to have assented to the action unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

(b)   Meetings of the Board of Managers may be held at such place or places as shall be determined from time to time by resolution of the Managers. At all meetings of the Board of Managers, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   In connection with any annual meeting of Members at which Managers were elected, the Managers may, if a quorum is present, hold their first meeting for the transaction of business immediately after and at the same place as such annual meeting of the Members. Notice of such meeting at such time and place shall not be required.

(d)   Regular meetings of the Managers shall be held at such times and places as shall be designated from time to time by resolution of the Managers; provided however, that the Board of Managers shall meet at least once each calendar quarter. Notice of such regular meetings shall not be required.

(e)   Special meetings of the Managers may be called by the Chairman of the Board of Managers, if any, or by a majority vote of the Managers on at least 48 hours' notice to each Manager. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by law or provided for by the Certificate or this Agreement.

Section 5.8   Action by Written Consent or Telephone Conference.   Any action permitted or required by the Act, the Certificate, or this Agreement to be taken at a meeting of the Managers may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken shall be signed by the Manager or Managers, holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Managers entitled to take such action, were present and voting.   Such consent shall have the same force and effect as a unanimous vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of Commonwealth of Pennsylvania. Copies of any such consents signed by less than all of the Managers shall be promptly provided to the Managers who did not sign the consent. Subject to the requirements of the Act, the Certificate, or this Agreement for notice of meetings, Managers may participate in and hold a meeting of the Managers by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 5.9   Compensation of Managers.   The Managers shall receive such compensation, if any, for their services as may be designated from time to time by the Board of Managers. In addition, the Managers shall be entitled to be reimbursed for reasonable out-of-pocket costs and expenses incurred in the course of their service as Managers.

Section 5.10   Advisory Board. The Board of Managers may create an advisory board (the "Advisory Board"), to provide counsel and advice to the Board of Managers, with such number of members as determined by the Board of Managers from time to time. The Advisory Board will serve in an advisory capacity only and shall have no responsibility or authority with respect to the operations or management of the Company.

ARTICLE VI

OFFICERS

Section 6.1   Officers. The Board of Managers may designate one or more individuals to serve as officers of the Company. The Company shall have such officers as the Board of Managers may from time to time determine, which officers may (but need not) include an Executive Chairman of the Board, a Chief Executive Officer, President, one or more Vice Presidents (and in case of each such Vice President, with such descriptive title, if any, as the Board of Managers shall deem appropriate), a Secretary, an Assistant Secretary and a Chief Financial Officer. Any two or more offices may be held by the same person, and a Manager may also be an officer of the Company.

Section 6.2   Compensation. The compensation, if any, of the Chief Executive Officer and the President of the Company shall be fixed from time to time by the Board of Managers, and the compensation, if any, of any other officer of the Company shall be fixed from time to time by the Chief Executive Officer or President of the Company.

Section 6.3   Term of Office; Removal; Filling of Vacancies. Each officer of the Company shall hold office at the pleasure of the Board of Managers, but the removal of an officer, as such, by the Board of Managers, shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers.

Section 6.4   Chief Executive Officer ("CEO"). The CEO, if one is designated by the Board of Managers, shall have general supervision of the affairs of the Company. The CEO shall sign, execute and acknowledge, in the name of the Company, deeds, mortgages, bonds, contracts or other instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Managers, or by this Agreement, to some other officer or agent of the Company; and, in general, shall perform all duties incident to the office of Chief Executive Officer and such other duties as from time to time may be determined by the Board of Managers.

Section 6.5   President. The President, if one is designated by the Board of Managers, shall generally assist the CEO, if one exists, and shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated to him or her by the CEO, if one exists, or the Board of Managers.

Section 6.6   Vice Presidents. Each Vice President that is designated by the Board of Managers shall generally assist the CEO and President and shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated to him or her by the CEO, the President or the Board of Managers.

Section 6.7   Secretary. The Secretary, if one is designated by the Board of Managers, shall keep and account for the records of the Company and, in general, perform all duties incident to the office of Secretary and such other duties and services as shall from time to time be prescribed or delegated by the CEO, the President or the Board of Managers.

Section 6.8   Assistant Secretary. The Assistant Secretary, if one is designated by the Board of Managers, shall generally assist the Secretary.

Section 6.9   Chief Financial Officer. The Chief Financial Officer, if one is designated by the Board of Managers, shall be the chief accounting and financial officer of the Company and shall have active control of, and shall be responsible for all matters pertaining to, the accounts and finances of the Company as determined by the Board of Managers.

Section 6.10   Additional Powers and Duties. In addition to the foregoing specifically enumerated duties, services and powers, the several officers of the Company shall perform such other duties and services and exercise such further powers as may be provided by statute, the

Certificate, or this Agreement, or as the Board of Managers may from time to time determine or as may be assigned to them by any competent superior officer. In addition to the designation of officers and the enumeration of their respective duties, services and powers, the Board of Managers may grant powers of attorney to individuals to act as agents for or on behalf of the Company, to do any act which would be binding on the Company, to incur any expenditures on behalf of or for the Company, or to execute, deliver and perform any agreements, acts, transactions or other matters on behalf of the Company. Such powers of attorney may be revoked or modified as deemed necessary by the Board of Managers.

ARTICLE VII

CAPITAL; CAPITAL ACCOUNTS

Section 7.1   Contributions. All Capital Contributions required to be made by the Members as of the date hereof have been made, and, the Members shall not have any obligation to make any additional contributions to the capital of the Company. Each Member admitted after the date hereof shall make Capital Contributions in such form and amount as is determined by the Board of Managers.

Section 7.2   Return of Contributions. A Member is not entitled to the return of any part of his or her Capital Contributions or to be paid interest in respect of either his or her Capital Account or his or her Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

Section 7.3   Advances by Members. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the Board of Managers' consent may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 7.3 constitutes a loan from the Member to the Company, shall bear interest at such rate, and shall be on such other terms, as agreed to between such Member and the Board of Managers, and is not a Capital Contribution.

Section 7.4   Capital Account. An individual Capital Account shall be established and maintained by the Company for each Member in accordance with the applicable provisions of the Code and the Regulations, including § 1.704-1(b)(2)(iv). Upon the happening of an event specified in Regulation §1.704-1(b)(2)(iv)(f)(5), Capital Accounts shall be adjusted to reflect a revaluation of Company property (including intangible property) to its fair market value, unless the Board of Directors determines that such adjustment is not necessary to reflect the economic arrangement among the Members, and Capital Accounts shall be adjusted in accordance with Regulation §1.704-1(b)(2)(iv)(g). The Board of Managers, after notice to the Members, are authorized to modify the manner in which the Capital Accounts are maintained if the Board of Managers determine that such modification (a) is required or prudent to comply with the Regulations and (b) is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company.

ARTICLE VIII

ALLOCATION OF PROFITS AND LOSSES

Section 8.1   Profits and Losses. "Profits" and "Losses" shall mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined under the accrual method of accounting and in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   any Exempt Income not otherwise taken into account shall be added to such taxable income or loss;

(b)   any Nondeductible Expenditure not otherwise taken into account shall be subtracted from such taxable income or loss;

(c)   in the event that the Gross Asset Value of any Company asset is adjusted, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(d)   gain or loss resulting from any disposition of Company assets with respect to which gain, or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation; and

(f)   any special allocations described in Section 8.5 hereof shall not be taken into account.

Section 8.2   Allocation of Profits and Losses.

(a)   Profits. After giving effect to the special allocations, if any, set forth in Section 8.5, Profits for any fiscal year shall be allocated among the Members so as to reduce, proportionately, the differences between their respective Target Capital Accounts and Partially Adjusted Capital Accounts for such fiscal year. No portion of the Profits for any fiscal year shall be allocated to a Member, whose Partially Adjusted Capital Account is greater than or equal to its Target Capital Account for such fiscal year.

(b)   Losses. After giving effect to the special allocations, if any, required by Section 8.5, Losses for any fiscal year shall be allocated among the Members so as to reduce, proportionately, the differences between their respective Partially Adjusted Capital Accounts and Target Capital Accounts for such fiscal year. No portion of the Losses for any fiscal year shall be

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allocated to a Member whose Target Capital Account is greater than or equal to its Partially Adjusted Capital Account for such fiscal year.

Section 8.3   Compliance with the Code. The allocation provisions herein are intended to comply with applicable provisions of the Code, including Regulations promulgated under Section 704 of the Code, and successor statutes and regulations thereof, and shall be interpreted and applied in a manner consistent with such statutory and regulatory provisions.

Section 8.4   Allocation in the Event of Transfer. If Units of the Company are transferred in accordance with Article XIII of this Agreement, Profits or Losses shall be allocated to each Member who held the transferred Units during the fiscal year of transfer in accordance with the provisions of Section 8.2 as applied to the respective portions of the fiscal year in which the transferee and transferor held the transferred interest, as determined by the Board of Managers in its discretion.

Section 8.5   Regulatory Allocations. The requirements of a "qualified income offset" under Regulations § 1.704-1(b)(2)(ii)(d) and the requirements of Regulations § 1.704-2 concerning allocations attributable to nonrecourse liabilities (including the "charge back" provisions contained therein) are expressly incorporated herein and made a part hereof by reference. Nonrecourse deductions as defined in Regulation § 1.704-2(b)(1) shall be allocated among the Members in accordance with their Percentage Interests. No Losses or items of loss or deduction shall be allocated to a Member to the extent such allocation would cause such Member to have a negative Capital Account balance that exceeds the amount such Member is obligated to restore or treated as obligated to restore to the Company pursuant to Regulation § 1.704-1(b)(2)(ii)(c), Regulation § 1.704-2(g), and Regulation § 1.704-2(i)(5).

Section 8.6   Tax Allocations with Respect to Contributed and Revalued Property. Except as otherwise required by Section 704(c) of the Code (with respect to contributed property) or Regulation §1.704-1(b)(2)(iv)(g) (with respect to property that has been revalued for purposes of maintaining Capital Accounts), items of income, gain, loss and deduction as determined for federal income tax purposes shall be allocated in the same manner as the related items of Profits, Losses, or specially allocated items. Tax allocations with respect to contributed property or property that has been revalued shall be made in a manner that takes into account the difference between the tax basis of such property and its Gross Asset Value. Allocations under Section 704(c) of the Code with respect to contributed goodwill shall be made using the "remedial" method as permitted by Regulation § 1.704-1(3)(d). Allocations of tax items pursuant to this Section 8.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, or other items or distributions pursuant to any provision of this Agreement.

ARTICLE IX

DISTRIBUTIONS

Section 9.1   Definition of Distributable Cash. The term "Distributable Cash" for a particular fiscal year shall mean the cash flow from operations of the Company for such year less (a) amounts paid by the Company during such year for capital expenditures and the repayment of loan principal to any lender to the Company; (b) cash reserves for working capital, expansion, debt repayment (whether as a prepayment or upon maturity), contingencies, or any other business needs of the Company as determined by the Board of Managers; and (c) the amount of any distributions or payments made pursuant to the provisions of Section 9.2 hereof.

Section 9.2   Tax Distributions.

(a)   Not later than five Business Days prior to April 15, June 15, September 15, and December 15 of each year, (i) the Board of Managers shall estimate the amount of the Tax Distribution Income (as defined below) for each Member for the period from the beginning of such calendar year to the end of the calendar quarter ending immediately preceding (in the case of any April 15) or after (in each other case) such date and (ii) the Company shall distribute to each Member an amount which, when added to all amounts previously distributed with respect to such calendar year pursuant to this Section 9.2, will equal the Tax Percentage of such Member's Tax Distribution Income for such period. A Member's Tax Distribution Income for a calendar quarter shall be the increase (if any) in the amount by which (i) the cumulative taxable income allocated to the Member for all prior tax years and estimated to be allocated to the Member for the current year up to the end of such calendar quarter exceeds (ii) the cumulative tax losses allocated to the Member for all prior tax years and estimated to be allocated to the Member for all prior calendar quarters in the current tax year. Solely for purposes of computing a Member's Tax Distribution Income, any increase in the taxable income or decrease in tax losses allocable to a Member as a result of the application of Section 704(c) of the Code shall be disregarded.

(b)   If the sum of the amounts distributed to any Member under Section 9.2(a) with respect to any calendar year are (i) less than the Tax Percentage of the actual Tax Distribution Income allocated to such Member for such calendar year, as reported on the Company's Federal income tax return for such year, the Company shall, not later than five Business Days prior to April 15 of the following calendar year, make an additional distribution to such Member in an amount equal to such shortfall, or (ii) greater than the Tax Percentage of such actual Tax Distribution Income, the excess shall be deemed to be an advance against any other or future distributions to be made to such Member (including any future tax distributions under this Section 9.2) or, at the request of the Board of Managers, shall be promptly repaid by such Member (which obligation shall survive any termination of such Member's status as a Member).

(c)   The Tax Percentage shall be in accordance with the 2017 Tax Law, subject to modification from time to time by the Board of Managers in its reasonable discretion;

provided, however, that the Tax Percentage with respect to any gain from a Liquidity Event shall be zero percent (0%).

(d)   For purposes of this Section 9.2, (i) any distribution made as required by Section 9.2(a) shall be considered as having been made "with respect to" the year in which such distribution is required to be made, (ii) any distribution made as required by Section 9.2(b) shall be considered as having been made "with respect to" the year referred to in Section 9.2(b)(i), and (iii) unless otherwise determined by the Board of Managers, any distribution under Section 9.3 made (A) prior to April 15 of any year shall be deemed made "with respect to" the prior year or (B) on or after April 15 of any year shall be deemed made "with respect to" the year in which such distribution is made.

(e)   Any distributions made under this Section 9.2 to any Member shall be deemed advances of, and credited in determining the allocations of, distributions to such Members under Section 9.3.

(f)   To the extent that any distributions to one or more Members ("Taxed Members") under this Section 9.2 are treated as taxable distributions by a relevant taxing authority, such distributions shall be "grossed-up" as necessary to include in such distributions an additional amount sufficient to pay such taxes (including such taxes payable on the additional amount) using the highest tax rate that is applicable to the Taxed Members and the distributions under this Section 9.2 to all other Members shall be increased on a pro rata basis using the same formula.

Section 9.3   Other Distributions of Distributable Cash.   After making the Tax Distributions, Distributable Cash shall be distributed in such amounts and at such times as the Board of Managers shall deem appropriate. All such distributions shall be made to all the Members, pro rata based on the number of Units held by each such Member.

Section 9.4   Annual Distributions. Prior to April 30th of each year, the Board of Managers shall determine the amount, if any, of Distributable Cash to be distributed and shall cause the Company to distribute such amount of Distributable Cash in accordance with Section 9.3.

ARTICLE X

ACCOUNTING AND TAX MATTERS; REPORTS; BANKING

Section 10.1   Books and Records. The Board of Managers shall keep or cause to be kept books of account for the Company in accordance with the terms of this Agreement and the Act. The Board of Managers shall cause the following records to be kept at the Company's principal place of business (the "Required Records"):

(a)   A current list of the full names and last known addresses of all of the Members and the Board of Managers.

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(b)   A copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any certificate was executed.

(c)   Promptly after becoming available, copies of the Company's federal, state and local income tax returns and reports, if any, for each year and for such time as may be required.

(d)   True and complete information regarding the financial condition and the results of operations of the Company.

(e)   True and complete information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

(f)   True and complete information regarding the Units issued by the Company and any subsequent cancellations or transfers of such Units.

Any Member may inspect the Required Records during ordinary business hours upon reasonable request for a proper business purpose and, in furtherance thereof, may copy the Required Records at such time at the Member's expense. The Company shall provide each Member with annual budgets and with quarterly and audited annual financial statements prepared in accordance with GAAP. Designation of the Company's auditors shall be made by the Board of Managers with the Class A Consent.

Section 10.2   Tax Returns. The Board of Managers shall prepare or cause to be prepared and timely filed all federal, state and local income and other tax returns and reports as may be required as a result of the business of the Company. Within one hundred-five (105) days after the end of each fiscal year of the Company, the Board of Managers shall cause to be delivered to each Person who was a Member at any time during the fiscal year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal, state and local income tax (or information) returns, including a statement showing such Member's share of income, gain or loss, and credits for such fiscal year.

Section 10.3   Tax Matters Partner.   John Gallagher shall be the initial "tax matters partner" ("TMP") of the Company under Section 6231 of the Code. A TMP may be removed, and a successor TMP be selected, by a vote of the Board of Managers.

Section 10.4   Tax Elections. The Board of Managers shall make or cause to be made such accounting and tax elections as the Board of Managers deems appropriate.

Section 10.5   Bank Accounts; Investment of Company Funds. The Board of Managers shall cause one or more accounts to be maintained in the name of the Company in one or more banks, which accounts shall be used for the payment of expenditures incurred in connection with the business of the Company and in which shall be deposited any and all receipts of the Company. All amounts deposited in such accounts shall be and remain the property of the Company and shall be received, held and disbursed for the purposes specified in this Agreement. There shall not be deposited in any of such accounts any funds other than funds belonging to the Company, and no other funds shall in any way be commingled with such funds.

ARTICLE XI

TERM, DISSOLUTION, LIQUIDATION AND TERMINATION

Section 11.1   Term. The Company shall continue until terminated pursuant to statute or any provision of this Agreement.

Section 11.2   Dissolution. Subject to the provisions of Section 5.3(d), the Company shall be dissolved promptly following a Liquidity Event, or if earlier, upon the first occurrence of any of the following (a "Dissolution"):

(a)   The entry of a decree of judicial dissolution under the Act; or

(b)   The determination of the Board of Managers with the approval of Members holding at least sixty percent (60%) of the Voting Percentage.

Section 11.3   Liquidation and Termination. Upon a Dissolution of the Company, the Board of Managers shall act as liquidator or may appoint in writing one or more liquidators who shall have full authority to wind up the affairs of the Company and make final distributions as provided herein. The liquidator shall continue to operate the Company with all of the power and authority of the Board of Managers. The steps to be accomplished by the liquidator are as follows:

(a)   As promptly as possible after Dissolution and again after final liquidation, the liquidator shall cause an accounting to be made by the Company's independent accountants of the Company's assets, liabilities and operations through the last day of the month in which the Dissolution occurs or the final liquidation is completed, as appropriate.

(b)   After making payment or provision for all debts and liabilities of the Company, including any debts and liabilities to Members, the liquidator shall sell all properties and assets of the Company for cash as promptly as is consistent with obtaining the best price therefor.

(c)   Distributions of the proceeds from a Liquidity Event, or upon the liquidation of the Company following the Dissolution, shall be made in accordance with the distribution priorities provided in Section 9.3.

(d)   All Profits or Losses realized on a Liquidity Event shall be allocated to the Members in accordance with Article VIII.

(e)   Except as expressly provided herein, the liquidator shall comply with any applicable requirements of the Act and all other applicable laws pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

(f)   Notwithstanding any provision in this Agreement to the contrary, no Member shall be obligated to restore a deficit balance in his or her Capital Account at any time.

(g)   The distribution of cash and/or property to the Members in accordance with the provisions of this Section 11.3 shall constitute a complete return to the Members of their capital contributions and a complete distribution to the Members of their interest in the Company and all Company property.

ARTICLE XII

ASSIGNMENT OF MEMBERSHIP INTERESTS

Section 12.1   Assignment by Members. Units (subject always to Sections 12.4 and 12.5), shall not be assigned, in whole or in part, without first complying with the provisions of this Article XII. Notwithstanding any other provision of this Article XII to the contrary, the Board of Managers shall have the right to prohibit any transfer of Units to any Person, or Affiliate of any Person, that the Board of Managers reasonably determines to be a competitor of the Company. Unless an assignee becomes a substituted Member in accordance with the provisions set forth in Section 12.3, an assignee shall not become, nor shall an assignee be entitled to exercise any of the rights or powers of a Member, except the right to receive all or a part of the share of the Profits, Losses, specially allocated items, cash distributions or returns of capital to which his or her assignor would otherwise have been entitled and which are assigned to the assignee.

Section 12.2   Transfer of Units. Except as otherwise provided in this Article XII, and except for transfers to Permitted Transferees, no Member may, without the prior written consent of the Board of Managers, voluntarily or involuntarily sell, assign, encumber or otherwise transfer all or any portion of his or her Units, except as follows:

(a)   In the case of incompetency of a Member, his or her Units shall vest in his or her personal representative and, in the case of death, in his or her beneficiaries. In the case of Bankruptcy of a Member, his or her Units shall vest in the trustee, receiver or administrator of the bankrupt's estate.

(b)   If any Member shall at any time desire to sell or otherwise transfer his or her Units, the following provisions shall apply:

(i)   Such Member (the "Selling Member") shall first obtain a bona fide written offer which he or she desires to accept (the "Offer") to purchase all, but not less than all, of his or her Units for a fixed cash price (which may be payable over time). The Offer shall set forth the date, the proposed price and any other terms and conditions upon which the purchase is to be made, as well as the name and address of the prospective purchaser. The Selling Member shall transmit copies of the Offer to the Company and to the other A Members within seven days after his or her receipt of the Offer.

(ii)   Transmittal of the Offer to the Company by the Selling Member shall constitute an offer by the Selling Member to sell all or part of his or her Units to the Company at the price and upon the terms and conditions set forth in the Offer. For a period of 20 days after the submission of the Offer to the Company, the Company shall have the option to accept the Selling Member's offer as to all or any part of the Selling Member's Units, which acceptance shall be exercisable by written notice to the Selling Member with a copy to the Company and to the other Members. Acceptance of the offer under this Section 12.2(b)(ii) by the Company shall require the approval of the Board of Managers and the Class A Consent.

(iii)   If the Company does not exercise its option with respect to all of the Selling Member's Units as set forth above, the Selling Member shall, upon notice from the Company of its decision not to accept all of the Selling Member's offer as to his or her Units (or upon expiration of the 20-day option period referred to above if the Company fails to give notice), be deemed to have offered in writing to sell his or her remaining Units to the other Members, pro rata based on the number of Units owned by each, at the price and upon the terms set forth in the Offer. For a period of 15 days after such offer by the Selling Member to the other Members pro rata based on the number of Units owned by each or on such other basis as they agree, shall have the option, exercisable by written notice to the Selling Member, to accept the Selling Member's offer as to all or the remaining number of Units.

(iv)   If, at the end of the option periods described above, options have not been exercised by the Company or the Class A Members to purchase all of the Units of the Selling Member, then any options so exercised shall be null and void and the Selling Member shall be free for a period of 40 days thereafter to sell all, but not less than all, of his or her Units to the prospective purchaser at the price and upon the terms and conditions set forth in the Offer. If such Units are not so sold within the aforesaid 40-day period, the Selling Member shall not be permitted to sell such Units without again complying with this Section 12.2(b).

(c)   Settlement for the purchase of the Selling Member's Units by the Company or by the Members pursuant to Section 12.2(b) shall be made within 45 days following the date of exercise of the last option exercised. Payment of the purchase price set forth in the Offer shall be payable on the same terms contained in the Offer or such other terms as agreed by the Selling Member and the Company or the other Members, as appropriate.

(d)   Notwithstanding the provisions of this Section 12.2, Members shall have the right to make transfers to Permitted Transferees.

Section 12.3   Substitution of Members. An assignee of Units may become a substituted Member subject to the following terms, conditions and limitations:

(a)   the assigning Member has complied with the provisions of this Article XII;

(b)   the assignee has paid to the Company all costs and expenses incurred in connection with such assignee's substitution as a Member, which costs and expenses shall include, without limitation, all legal and accounting fees and expenses incurred by the Company or its counsel and all costs incurred in amending this Agreement and in preparing, filing, recording and publishing any certificates and instruments necessary or appropriate in connection therewith; and

(c)   the assignee will have executed and delivered such instruments and documents, including a joinder to this Agreement, in form and content satisfactory to the Board of Managers, as the Board of Managers may deem necessary, advisable or appropriate to affect the substitution of such assignee as a Member.

(d)   The Company and the Board of Managers will be entitled to consider the owner of any Units in the Company as set forth in the Required Records of the Company as the absolute owner thereof for all purposes. Neither the Company nor the Board of Managers will incur any liability for distributions of cash or other property made in good faith to the owner of an interest in the Company until a written assignment of such Units has been received and accepted by the Board of Managers and recorded on the books of the Company.

Section 12.4   Tag-Along Rights. If the holders of at least sixty-six and two-thirds percent (66 2/3%) of the Units ("Majority Selling Members") determine to sell or otherwise transfer any of their Units to a Person who is not a Member or an Affiliate of a Member or a Permitted Transferee, then all of the remaining Members ("Remaining Members") shall have the right to participate in any such sale, on a pro rata basis determined based on fair market value of the Members' Membership Interests (with the per Unit price to be received by each participating Member in any such sale taking into account the distribution rights of such Unit under Section 9.3) and otherwise on the same terms and conditions as those agreed to by the Majority Selling Members. The fair market value of each Member's Membership Interests ("Interest Value") shall be the amount which would have been paid in respect of each Member's Membership Interests if the Company had liquidated all of its assets and settled all of its liabilities and obligations at their fair value (the net amount of such assets and liabilities being the "Fair Value") and distributed the net proceeds in complete liquidation in accordance with the provisions of Section 9.3 hereof. The Majority Selling Members shall give written notice to the Remaining Members setting forth the Units to be sold, the identity of the proposed purchaser, and the time frame, price and all other material terms and conditions upon which the Majority Selling Members proposal to sell such Units. Each Remaining Member shall notify the Majority Selling Members in writing, within 30 days after receipt of the Majority Selling Members' notice, whether such Remaining Member desires to sell any of its Units concurrently with the Majority Selling Members. Failure by any Remaining Member to provide such written notice within such 30-day period shall be deemed to constitute an election by such Remaining Member not to sell any of their Units pursuant to this Section 12.4. In the event there is a dispute regarding the Interest Value of any Member's Membership Interest, the disputing Members shall designate an independent, nationally recognized investment bank or business valuation firm to determine the

Interest Value of such Member's Membership Interest. Such determination shall be final and binding on the parties.

Section 12.5   Take-Along Rights. If the Majority Selling Members determine to sell or otherwise transfer any of their Units to a Person who is not a Member or an Affiliate of a Member or a Permitted Transferee, then the Majority Selling Members shall have the right to require all of the Remaining Members to participate in such sale on a pro rata basis determined based on Interest Value of the Members' Membership Interests (with the per Unit price to be received by each participating Member in any such sale taking into account the distribution rights of such Unit under Section 9.3) and otherwise on the same terms and conditions as those agreed to by the Majority Selling Members ("Take-Along Rights"). If the Majority Selling Members elect to exercise their Take-Along Rights in connection with such a transaction, they shall deliver a notice to each Remaining Member ("Take-Along Notice"), setting forth the terms of the transaction, including the proposed closing date for its consummation, which shall not be less than thirty (30) days from the date of such Take-Along Notice, and all documents required to be executed by each Remaining Member in order to consummate such transaction. Each Remaining Member shall deliver to the Majority Selling Members at least seven days prior to such proposed closing date all documents previously furnished to such Remaining Member for execution in connection with such transaction. If any Remaining Member fails to deliver such documents any officer of the Company shall have the authority to execute such documents on behalf of such Remaining Member, and the provisions of this Section 12.5 shall constitute the granting to such officer of a power of attorney on behalf of such Remaining Member to execute and deliver any such documents. The Majority Selling Members shall cause to be remitted to each Remaining Member the proceeds of such sale attributable to the sale of such Remaining Member's Membership Interest on the closing date of such sale.

Section 12.6   Company Rights Upon Termination of Employment. In the event that the employment of a Member who is an employee of the Company or any Affiliate of the Company, terminates for any reason, the Company shall have the right, but not the obligation, to purchase all of the Vested Units owned by such Member at the Interest Value of such Vested Units. The Company may exercise its purchase right by written notice to the Member at any time within ninety (90) days following the termination of such Member's employment.

ARTICLE XIII

**INDEMNIFICATION OF BOARD OF MANAGERS, OFFICERS
AND OTHER PERSONS**

Section 13.1   Indemnification of Managers and Officers.

(a)   The Company shall indemnify each Indemnitee to the fullest extent permitted by Pennsylvania law against all expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by the Indemnitee in connection with a Proceeding (as defined below) if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, and not opposed to, the best interests of the

Company and, with respect to any criminal proceeding, had no reason to believe his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement or conviction or upon a plea of *nolo contendere* or its equivalent shall not itself create a presumption that the Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b)   The right to indemnification provided in this Section 13 shall include the right to have expenses incurred by the Indemnitee in defending any Proceeding paid by the Company in advance of the final disposition of the Proceeding to the fullest extent permitted by Pennsylvania law; provided that, if Pennsylvania law continues so to require, the payment of such expenses incurred by the Indemnitee in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced without interest if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Company under this Section 13 or otherwise.

(c)   Indemnification pursuant to this Section 13 shall continue as to an Indemnitee who has ceased to be a Manager or officer and shall inure to the benefit of his or her heirs and personal representatives.

(d)   For purposes of this Section 13.1, (A) "Indemnitee" shall mean each Manager or officer of the Company who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding, by reason of the fact that he or she is or was a Manager or officer of the Corporation or is or was serving at the request or for the benefit of the Company as a representative of another company or any partnership, joint venture, trust, or other enterprise; and (B) "Proceeding" shall mean any threatened, pending or completed action, or proceeding (including, without limitation, an action or proceeding by or in the right of the Company), whether civil, criminal, administrative, investigative or through arbitration.

Section 13.2   Indemnification of Employees and Other Persons. The Company may, by action of its Board of Managers, indemnify employees and other persons as though they were Indemnitees. To the extent that an employee or agent of the Company has been successful on the merits or otherwise in defense of any Proceeding or otherwise in defense of any claim, issue or matter therein, the Company shall indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 13.3   Non-Exclusivity of Rights.   The rights to indemnification and to the advancement of expenses provided in Section 13 shall not be exclusive of any other rights that any person may have or hereafter acquire under any provision of the Certificate, this Agreement, statute, agreement, vote of members or otherwise.

Section 13.4   Amendment. The provisions of this Section 13 relating to indemnification and to the advancement of expenses shall constitute a contract between the Company and each of its Managers and officers that may be modified as to any Manager or officer only with that Person's consent or as specifically provided in this Section 13.   Notwithstanding any other provision of this Agreement relating to its amendment generally, any termination, modification or amendment of Section 13 which is adverse to any Manager, officer or other Person shall apply to such Person only on a prospective basis, and shall not limit the rights of persons covered by Section 13 to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such termination, modification, or amendment. Subject to the provisions of Section 15.7 and notwithstanding any other provision of this Agreement, no termination, modification, or amendment of this Agreement shall affect any or all of Section 13 so as to limit indemnification or the advancement of expenses in any manner unless adopted by (i) the Board of Managers then serving or (ii) the Majority Vote of the Members; provided that no such termination, modification, or amendment shall have retroactive effect inconsistent with the preceding sentence.

ARTICLE XIV

OBLIGATIONS OF BUSINESS SUPPORT

Section 14.1   Confidentiality.   All trade secrets used or developed by the Company, including, but not limited to, customer lists, computer programs and information technology systems, shall be owned and controlled by the Company. Each Member hereby covenants and agrees that from and after the date hereof, he or she shall not, without the prior written consent of the Board of Managers, directly or indirectly use for his or her personal benefit, or disclose, communicate or divulge for use for the direct or indirect benefit of any third party other than the Company: (a) any information regarding the business methods, business polices, procedures, techniques, technologies, research or development projects or results, or any other trade secrets or other confidential knowledge or processes of or developed by or for the Company; (b) any data on or relating to any past, present or prospective customers, clients or suppliers of the Company, including without limitation, customer lists, price lists and pricing policies; (c) any information of customers, clients or suppliers of the Company that have entrusted or disclosed the same to the Company in the course of the Company's business; or (d) any other information relating to or dealing with the business operations or activities of the Company. Each Member acknowledges that the restriction contained in this Section 14.1 in view of the nature of the business in which the Company is engaged, is reasonable and necessary to protect the legitimate interests of the Company, and that any violation thereof would result in irreparable injuries to the Company; and, therefore, each Member acknowledges that, in the event of his or her violation of this restriction, the Company shall be entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled. Each Member acknowledges that a breach of the provisions of this Section 14.1 may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that the provisions of this Section 14.1 may be enforced by specific performance.

Section 14.2   No Competing Activities. Except as may otherwise be agreed in a writing executed by the Company, a Member may not, at any time during the period he or she is a Member, participate in any activity that might directly or indirectly compete with the Company. In addition to any other remedies that may be available to the Company at law or in equity, the Company will have a right to the income or proceeds derived by any Member from any activity or investment entered into in contravention of this Section 14.2.

Section 14.3   Nonsolicitation. Except as may otherwise be agreed in a writing executed by the Company, each Member who is an employee of the Company agrees that, during such employment and for a 12-month period commencing with the termination of such Member's employment with the Company, such Member will not directly or indirectly (a) solicit any client of the Company (or any of its subsidiaries) for the provision of any services or products that are similar to those that the Company (directly or indirectly) then offers or was planning to offer or was actively considering pursuing at the time of such Member's departure from the Company, (b) solicit any person who is employed by the Company, or (c) hire any person within 180 days of such person's termination of his or her employment with the Company.

ARTICLE XIV (continued)

MISCELLANEOUS

Section 14.4   Manner of Giving Notice. Except as otherwise expressly provided in this Agreement, all notices, demands, requests, or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be given either (a) by hand delivery, (b) by mail, certified or registered, return receipt requested, postage prepaid, (c) by telecopy (with confirmed copy to follow by mail in the same manner as prescribed by clause (b) above) or (d) by expedited delivery service (charges prepaid) with proof of delivery. For purposes of the foregoing, any notice required or permitted to be given shall be deemed to be delivered and given on the date actually delivered.

Section 14.5   Waiver. No failure or delay on the part of a Member in exercising any right, power or privilege hereunder, and no course of dealing between the Members or between a Member and the Company shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly provided are cumulative and not exclusive of any other rights or remedies which a Member would otherwise have at law or in equity.

Section 14.6   Severability. If any provision of this Agreement or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 14.7   Binding Agreement. Subject to the restrictions on transfers set forth herein, this Agreement shall inure to the benefit of and be binding upon the Members and their respective heirs, executors, legal representatives, successors and assigns. None of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third party; provided, however, that the provisions of Section 13 shall inure to the benefit of the heirs of any indemnified Person. Whenever, in this Agreement, a reference to any party or Member is made, such reference shall be deemed to include a reference to the permitted heirs, executors, legal representatives, successors and assigns of such party or Member.

Section 14.8   Gender, Etc. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

Section 14.9   Counterparts.   This Agreement may be executed in one or more counterparts with each such counterpart deemed to be an original hereof and all of such counterparts deemed to be one and the same Agreement.

Section 14.10   Entire Agreement; Amendments.   This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof. Except as otherwise provided herein, this Agreement may be amended only with the prior approval of the holders of fifty one percent (51%) of the Voting Percentage.

Section 14.11   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any conflict of law provision.

Section 14.12   Dispute Resolution. The parties agree that should any dispute arise out of this Agreement, a phased dispute resolution process shall resolve the dispute. If a dispute arises, the aggrieved party shall, within five (5) working days of the event triggering the dispute, document the issue for resolution in a notification to the other party (a "Dispute Notice") with sufficient particularity to identify the dispute, the support for the dispute and the requested resolution. The parties will then promptly meet, but in no event more than five (5) business days after notification of the dispute. The parties will meet in good faith to attempt resolution. If the dispute is not resolved to the satisfaction of the parties within 45 days following delivery of the Dispute Notice, either party may arrange at their expense for the prompt mediation of the matter by agreeing to a mediator with the other party or requesting at their expense the appointment of a mediator from the American Arbitration Association. If the dispute is not resolved by mediation, then within 60 days after mediation, a party may then submit the dispute to binding arbitration before a single arbitrator appointed by the American Arbitration Association, with the proceeding being conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association as then in effect. Any award by the arbitrator shall be final and binding upon the parties and may be confirmed by any court of competent jurisdiction. Venue for the arbitration shall be Philadelphia, Pennsylvania, U.S.A. The arbitrator may award a reasonable attorney fee and costs to the prevailing party. Notwithstanding the foregoing provisions of this Section 15.9 to the contrary, any party to this Agreement shall have the right to pursue any equitable remedy available to such party in any court of competent jurisdiction in Philadelphia, Pennsylvania, U.S.A.

MEMBER SIGNATURE PAGE

    The undersigned hereby executes a counterpart of this Operating Agreement of Clean Bite, LLC as a Member of the Company as of the date first above written.

Member's Signature

Member's Name
John H. Gallagher, Jr.

Member's Address:
10 Williams Road
Haverford, PA 19041
U.S.A.

EXHIBIT A

Member List and Units Held

Name	Units
John H. Gallagher, Jr.	690,000
Susan A. Gallagher	70,000
Colleen C. Gallagher	30,000
Sheila K. Sheaffer	30,000
Sheila K. and Kyle Sheaffer*	**30,000**
Catherine A. Vickers	30,000
Brigid R. Gallagher	30,000
Anne Marie E. Stanley	30,000
Suzanne E. Gallagher	30,000
Bernadette E. Gallagher	30,000
TOTAL	1,000,000

N.B. * SEE EXIBIT D

EXHIBIT B

Member Aggregate Capital Contributions

Name		Units
John H. Gallagher, Jr.	$	690.00
Susan A. Gallagher		70.00
Colleen C. Gallagher		30.00
Sheila K. Sheaffer		30.00
Sheila K. and Kyle Sheaffer*		**30.00**
Catherine A. Vickers		30.00
Brigid R. Gallagher		30.00
Anne Marie E. Stanley		30.00
Suzanne E. Gallagher		30.00
Bernadette E. Gallagher		30.00
TOTAL	$	1,000.00

EXHIBIT C

Initial Board of Managers

1.) John H. Gallagher, Jr. – Managing Director

2.) TBN

3.) TBN

4.) TBN

5.) TBN

6.) TBN

7.) TBN

EXHIBIT D

Equity to be placed in Trust

As referenced in EXHIBIT A - Member List and Units Held

N.B. * Allocated Equity to Sheila K. and Kyle D. Sheaffer (parents) to be placed in Trust for the long-term care and universal benefit of Mary Grace Sheaffer (daughter). Complete and sole discretion for the use of funds in any regard, that may directly or indirectly benefit, aid, assist, provide, enhance living accommodations, to include access to living and outside areas of the family domicile, transportation, vacation, education and all issues as determined by Sheila K. and Kyle D. Sheaffer to ensure Mary Grace's safety, happiness, inclusion in her surroundings of family and friends.

Guardianship in the event of death of either parent shall pass to the surviving parent and should both parents be deceased the control of such Trust will transfer to the Individual(s) or Legal representative(s), as may have been designated by Sheila K. and Kyle D. Sheaffer. In the event that Mary Grace Sheaffer precede her parent(s) in death the Trust will be Liquidated, and interest in Clean Bite, LLC or proceeds that may have come from an Exit Event are to be transferred directly to Sheila K. and Kyle D. Sheaffer or to the surviving spouse or to such designated Heirs. All rights granted under "Permitted Transferee" contained in this Agreement shall prevail in this regard.

All Membership voting rights representative will be proxied to John H. Gallagher, Jr., Managing Director, for a period of not less than 48 months from the date of this agreement at which time voting rights in accordance with the amount of equity shall be transferred to Sheila K. and Kyle D. Sheaffer or their designees.

AMENDMENT TO MEMBERS AGREEMENT, ATRICLE III SECTION 3.1 (C) DATE 061318

AS STATED IN THE MEMBERS AGREEMENT DATED FEBRUARY 27, 2018

ARTICLE III

MEMBERS AND MEMBERSHIP INTERESTS

Section 1.1 Units.

(a) Membership Interests in the Company shall be designated as units ("Units"). As of the Effective Date, the Company is authorized to issue 1,000,000 Units.

(b) The Members shall be entitled to one vote per each such Unit held.

(c) Additional Units, having such relative rights, powers, preferences and duties, including, Units with rights, powers, preferences and duties senior to existing Units may, from time to time, be created and issued by the Company as determined by the Board of Managers, in each case without requiring the consent or approval of the Members. The Board of Managers shall reflect the creation of any new class of Units in an amendment to this Agreement, and such amendment need be executed only by the Board of Managers.

(d) The Units shall not be represented by certificates ("Certificates").

AS STATED IN THE MEMBERS AGREEMENT REVISION DATED JUNE 13, 2018

ARTICLE III

MEMBERS AND MEMBERSHIP INTERESTS

Section 1.2 Units.

(a) Membership Interests in the Company shall be designated as units ("Units"). As of the Effective Date, the Company is authorized to issue 1,000,000 Units.

(b) The Members shall be entitled to one vote per each such Unit held.

(c) Additional Units, having such relative rights, powers, preferences and duties, including, Units with rights, powers, preferences and duties senior to existing Units may, from time to time, be created and issued by the Company as determined by the Board of Managers, without consent or approval of the Members, with a singular exception. To counteract subsequent percentage dilution of present Members by creating new Units, their equity's value must be maintained or exceeded in valuation, otherwise Article XIV, Section 14.10 shall prevail.

(d) The Units shall not be represented by certificates ("Certificates").

ARTICLE XIV

Section 14.10 Entire Agreement; Amendments. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof. Except as otherwise provided herein, this Agreement may be amended only with the prior approval of the holders of fifty one percent (51%) of the Voting Percentage.

John H. Gallagher Jr.

Managing Director, Clean Bite, LLC